Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho ark hills sengokuyama mori tower 41st floor 9-10, roppongi 1-chome minato-ku, tokyo 106-0032, japan telephone: +81-3-5562-6200 facsimile: +81-3-5562-6202

October 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Sandra Hunter Berkheimer

Christopher Wall

John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Re:   Coincheck Group B.V.

Amendment No. 1 to

Draft Registration Statement on Form F-4

Submitted July 29, 2022

CIK No. 0001913847

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (the “CCG”), we are concurrently transmitting herewith Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form F-4 (CIK No. 0001913847) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2022 (the “Draft Registration Statement”). The Draft Registration Statement includes disclosure regarding the operations of, and consolidated financial statements for, Coincheck, Inc. (the “Company”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 3, 2022 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures. We expect to update the Company’s disclosure to include its financial results for the six-month period ended September 30, 2022 in a future submission.

BEIJING	Brussels	HONG KONG	Houston	LONDON	Los Angeles	New York	Palo Alto	SÃo Paulo	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Amendment No. 1 to Draft Registration Statement Submitted July 29, 2022

General

1.	Please refer to your response to comment 1. We note your revised disclosure on page 194 that you “only offer accounts for crypto asset exchange services to customers resident in Japan” and that “users of miime connect to the platform through a personal Ethereum wallet such as MetaMask and their personal data, including their location, is not available to [you].” It therefore appears that U.S. persons may be able to transact in crypto assets and other products and services available on Coincheck. If accurate, please expand your risk disclosure regarding the possibility of non-Japanese customers transacting in crypto assets and using the miime platform, including the risk that, should one of the NFTs or crypto assets traded on the platform be determined to be a security, Coincheck could be found to be facilitating transactions in unregistered securities. Alternatively, please clarify whether your processes are designed to prevent offers and sales of crypto assets and other products and services available on Coincheck to U.S. persons, and describe the specific onboarding and KYC processes utilized. In addition, please expand your risk factor disclosure to discuss your procedures for evaluating NFTs for admission to trading on your platform.

The Company respectfully confirms that its offering of crypto asset exchange services through its marketplace platform and its exchange platform requires the Company’s registration as a crypto asset exchange services provider (CAESP) with Japan’s FSA as described on page 199 of Amendment No. 2 under the heading “Regulatory Environment—Regulations on Crypto Asset Exchange Service.” The opening of a customer account to utilize such crypto asset exchange services is subject to the KYC process summarized on page 195 of Amendment No. 2 under the heading “Our Customers—Account Opening Procedures.” Those procedures require prospective customers to demonstrate that they are residing in Japan. Participation in related services, such as the Company’s periodic purchase program, crypto asset borrowing program or IEO offerings, is only available to customers who have established accounts pursuant to such KYC procedures. With respect to existing crypto asset exchange services accounts, the Company monitors accounts on an ongoing basis and suspends the account if deemed necessary, including because of a determination that the account is held by a United States resident.

As described on page 203 of Amendment No. 2 under the heading “Regulatory Environment—Non-Fungible Tokens,” the sale of NFTs in Japan is currently not regulated and NFTs are generally not deemed either crypto assets or securities under Japanese law. Despite this, the Company’s Coincheck NFT Marketplace, the beta version of which began operations in March 2021, is only available to customers who have established crypto asset exchange services accounts subject to the Company’s KYC procedures. Given the potential for significant regulatory developments with respect to NFTs, the Company recognizes that it is subject to risks if its screening of supported NFTs is insufficient or regulation of NFTs changes materially in the future and has included additional risk factor disclosure under the heading “We also operate Coincheck NFT Marketplace, which may expose us…” on page 55 of Amendment No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Separate from the Coincheck NFT service, in February 2021 the Company acquired the operator of the miime on-chain NFT exchange platform. The Company acknowledges that because users of miime connect via a personal Ethereum wallet such as MetaMask, their location data is not available to the Company and the miime service could be accessed by users outside of Japan. After considering a variety of factors, including potential global regulatory uncertainties, the Company on October 21, 2022 decided to discontinue operation of the miime service on November 21, 2022 and transfer the shares of the relevant subsidiary to its parent which is expected to be completed in December 2022. Because the Company will no longer operate the miime service, it has deleted the description of the miime service previously included under “Information about Coincheck—Our Services” and related references elsewhere from Amendment No. 2 and added disclosure on page 205 of Amendment No. 2 that describes the acquisition and expected transfer of the related subsidiary and the related financial impact of such transactions, which is not material.

2.	We note that you refer to the Coincheck Exchange as a “trading platform” and a “cryptocurrency exchange.” Please revise your disclosure to explain the difference between these two terms and, to the extent they mean the same thing, please use one term throughout. Please also revise throughout to consistently use the term “crypto asset” as defined in your “Frequently Used Terms,” on page 4, as opposed to digital assets, and to ensure that your use of “crypto assets” and “cryptocurrency” is consistent with the distinction made between the two as defined on page 4.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 2 to refer to the Coincheck Exchange as a “cryptocurrency exchange.” With respect to the definition of crypto assets, the Company respectfully submits that digital assets that are classified as securities under Japan’s Financial Instruments and Exchange Act are excluded from the definition of crypto assets for purpose of Japan’s Payment Services Act and related regulations as disclosed on page 198 of Amendment No. 2. Accordingly, the Company has revised the definition of crypto assets on page 4 of Amendment No. 2 to conform to the regulatory definition in Japan.

Cover Transactions, page 4

3.	Please tell us in detail and revise to clarify the meaning of “internal exchange” in your definition of “Cover transactions”.

The Company respectfully advises that the reference to “internal exchange” is to the execution of cover transactions utilizing the Coincheck Exchange Platform, which matches buy and sell orders. The Company has revised the definition of “Cover transactions” on page 4 of Amendment No. 2 to clarify the reference.

Summary of the Proxy Statement/Prospectus, page 9

4.	We note your response to comment 5. Please expand your discussion on page 10 regarding the regulatory regimes to which you are subject, to include a discussion of the principal laws and regulations governing your business, as well as a discussion of the risks and consequences of any potential non-compliance with existing regulation or any proposed changes in such regulation.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Questions and Answers about the Business Combination, page 28

5.	We note your response to comment 12 and your revised table showing sources of dilution. Please revise the percentages shown for each scenario such that the sources of dilution reduce the share ownership of each group of shareholder. Currently the shareholders’ holdings sum to 100% under each scenario, and the sources of dilution represent a percentage in excess of 100%.

In response to the Staff’s comment, the Company has revised the table on page 28 of Amendment No. 2.

Summary Historical Consolidated Financial Information of Thunder Bridge

Key Business and Non-IFRS Financial Measures, page 42

6.	We note your disclosure that monthly users declined year over year from 201,875 for the year ended March 31, 2021 to 117,213 for the year ended March 31, 2022. For the same period, trading volume on the marketplace increased from a monthly average of JPY 36.8 billion to JPY 47.4 billion. In your section labeled “Coincheck Management’s Discussion and Analysis of Financial Condition and Results of Operations-Key Business Metrics and Trends,” please detail the reasons for the countervailing trends of a smaller active user base with increasing monthly trading volume.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 2 to update the monthly users for the year ended March 31, 2021 with the corrected figures as the previously disclosed figure represented the monthly users only for March 2021 and not the average of the 12 months in the period. Referencing the updated figures, the Company did not revise the disclosure to detail the reasons for the countervailing trends of a smaller active user base with increasing monthly trading volume because both figures increased over the periods reported.

Risk Factors

A particular crypto asset’s status as a “security” in any relevant jurisdiction..., page 54

7.	We note your revised disclosure in response to comment 15 that the “ongoing enforcement action...may result in XRP being deemed a security if the SEC prevails in the enforcement action.” Please revise your disclosure to acknowledge that the SEC deems XRP a security. In addition, please further revise this risk factor to emphasize the consequences to Coincheck should the SEC prevail in its action against the promoters of XRP.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

The loss or destruction of private keys..., page 57

8.	We note your revisions in response to comment 17. We also note your disclosure on page 180 that you do not have insurance for crypto assets in custody and your disclosure on page 71 that you “do not maintain insurance sufficient to compensate [you] for the potentially significant losses that could result from disruptions to [your] services, including as a result of cyberattacks.” Under an appropriately captioned heading, please revise to disclose any obligations you have toward your securities or crypto asset account holders in the event of loss or fraud. In addition, please describe the types of losses that your insurance covers, including quantitative disclosure regarding the amount of coverage for your crypto assets and your customers’ crypto assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 191 of Amendment No. 2 and included a new heading titled “Insurance Coverage” under the heading “Account Management and Custody of Customer Crypto Assets” to disclose additional information about the Company’s obligations towards crypto asset account holders in the event of loss or fraud and that the Company does not have insurance for crypto assets in its custody.

We are exposed to credit risks..., page 69

9.	We note your revisions in response to comment 19 in which you state that you transact with both Japanese and international counterparties and your largest single credit exposure relates to crypto assets that you have deposited in order to transact with Binance. Please revise to disclose the amount of crypto assets that you are required to have deposited in order to transact with Binance. In addition, to the extent there are other counterparties for which you have or may have a material credit risk exposure, please identify them.

In response to the Staff’s comment, the Company respectfully confirms that Binance is the counterparty with which it has the largest exposure in terms of deposited crypto assets. As of March 31, 2020, 2021 and 2022, the Company had deposited crypto assets with a value of approximately 355 million yen, 2,734 million yen and 1,549 million yen with Binance, respectively, which consisted mostly of Bitcoin, IOST and Ripple. The Company is not subject to any minimum deposit requirement. The Company’s Market Department is responsible for determining the amount of crypto assets to hold in hot wallets and to deposit with cover counterparties in order to support the operations of our marketplace platform and exchange platform (see also the response to Comment #16). Within the total determined, the amount in the Company’s hot wallet is generally maintained at a 3:1 ratio to what is deposited with Binance as principal counterparty. The Company transfers crypto assets from its cold wallet to its hot wallet daily as necessary, and then makes transfers from the hot wallet to its account with the covered counterparty in order to maintain the targeted ratio. At the end of the six-month period ended September 30, 2022, the amount deposited with Binance had reduced to 672 million yen, an amount lower than the amount the Company had deposited as of March 31, 2022 and lower than the amount the Company had deposited as of March 31, 2021. Historically, the amount the Company has deposited with Binance has fluctuated in correlation with the price of cryptocurrencies and its trading volume, and the Company believes it will continue to set the amounts of crypto assets to maintain in its hot wallet and to deposit with Binance based on market conditions in the future. In order to secure alternate sources of liquidity, the Company also has relationships with alternate counterparties, but the level of trading volume and crypto assets deposited with respect to such other counterparties is significantly lower than for Binance and as such, the Company believes it has no material credit risk exposure to these alternate counterparties. With respect to its risk exposure, the Company’s Market Department also obtains the Company’s transaction history every 15 seconds to manage the balance, and monitors total exposure using a risk weighting of 100% for crypto assets deposited with counterparties and 50% for crypto assets maintained in its hot wallet.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Although the Company monitors the risk associated with its crypto assets deposited with Binance to facilitate trading as noted above (and in response to Comment #16) and adjusts the amounts in light of trading volumes and its operational policies, the Company has not suffered any loss or misappropriation of deposited crypto assets and, based on its assessment of custody risk, does not record any provision for potential loss of such deposited crypto assets. Cover trades are executed and settled with Binance on a continuous basis utilizing the deposited crypto assets and transfers from the Company’s hot wallet. Taking into consideration the limited amount to be settled at any point in time and the creditworthiness of Binance, the Company also does not record any provision for potential counterparty credit loss.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 2 to disclose the amount deposited with Binance as of March 31, 2022.

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined

Balance Sheet, page 124

10.	We note your response to comment 24 as provided in Annex A in addition to disclosure on page 120 that you believe the Business Combination is within the scope of IFRS 2 since Coincheck shares are issued for the service of a stock exchange listing. Please tell us how you considered this fact and whether each of the Company Shareholder and Sponsors Earn-Outs were an integral part of the Business Combination and therefore represented shares issued in exchange for the service of a stock exchange listing and are in the scope of IFRS 2. If you believe they are in the scope of IFRS 2, please revise your pro forma financial information accordingly. Please see the March 2013 IFRS Interpretations Committee agenda decision on “IFRS 3 Business Combination and IFRS 2 Share-based Payment-Accounting for reverse acquisitions that do not constitute a business” for guidance.

In response to the Staff’s comment, the Company acknowledges that on page 120 of Amendment No. 2 the disclosure states that the business combination is within the scope of IFRS 2. Additionally, the Company acknowledges that the previously provided Annex A concluded that the Company Shareholder and Sponsor Earn-Outs (collectively, the “Earn-Outs”) were not within the scope of IFRS 2 or 3, but were within the scope of IAS 32. The Company understands that the Earn-Out arrangement with the target shareholders is not attributable to the acquisition of a listing service. Also, most or all of the Sponsor Earn-Out arrangement with the SPAC sponsor is attributable to the acquisition of cash as opposed to the listing service.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

In concluding that the Earn-Outs were within the scope of IAS 32, the Company respectfully submits that it considered the following items, in addition to the Company’s previously provided Annex A:

- March 2022 IFRIC meeting – The Company understands that IFRIC Board member Mary Tokar and Acting SEC Chief Accountant Paul Munter discussed the potential application of IFRS 2 to these types of transactions on March 16, 2022 (refer to 1h 3min and 1h 9min 25s of the recording that is available from the below link). Mr. Munter noted the SEC has objected to the conclusion that the entire transaction is within the scope of IFRS 2 and the preponderance of the consideration tends to be attributable to the acquisition of cash (as opposed to the receipt of the listing service), which the Company believes implies that IAS 32 appropriate.

Recording of March 2022 IFRIC meeting:
https://www.ifrs.org/webcast/?webcastid=0_837nufrl&wid=0_4pzzr469

- Ernst & Young’s Applying IFRS: Accounting for SPACs (July 2022) p14-15 – The Company analogized the accounting literature below, which is related to warrants, to the Earn-Outs as the Company believes the accounting considerations are relevant. As reflected within Annex A, the Company concluded that the Earn-Outs would be classified as a liability under IAS 32.

Accounting for SPACs Updated July 2022:
https://www.ey.com/en_gl/ifrs-technical-resources/accounting-for-spacs-updated-july-2022

There may be continued diversity in the views of securities regulators in different jurisdictions. Therefore, it is important to consider the perspectives of the relevant securities regulators which may require entities within their jurisdictions to apply a particular accounting treatment until the agenda decision is finalized and ratified. For example, discussions held with the Staff suggest that they would require an entity that is an accounting acquirer, but not the legal acquirer, to continue accounting for such warrants in accordance with IAS 32 post-acquisition, if they were, or would have been, classified as liability instruments under IFRS by the SPAC before the acquisition.

Lastly, the Company respectfully acknowledges Immatics N.V., which with a similar fact pattern restated its financial statements to apply IAS 32 rather than IFRS 2. Similar to the accounting considerations above, the Company analogized the below warrant disclosure to the Earn-Outs as the Company believes the disclosure is relevant, specifically as it relates to application of IAS 32 versus IFRS 2 for the variable shares to be issued under the Earn-Out agreement. Disclosure from the Immatics N.V. filing is included below for reference, which the Company believes is relevant to Amendment No. 2 and the Staff’s Comment #10:

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

“Under IFRS, there are alternative perspectives on whether warrants issued by a SPAC that are considered in determining the IFRS 2 charge for listing services can (i) continue to be accounted for under IFRS 2 and presented in equity or (ii) should be evaluated under IAS 32 and presented as a liability and adjusted to fair value at the balance sheet date.

Given the alternative perspectives, Immatics believed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and, in its previously published financial statements, elected to present the warrants as part of equity. However, Immatics has observed that another foreign private issuer has restated its financial statements recently following the dialogue it reported with the Staff, and changed the presentation of its warrants from equity to liability under IFRS.”

See pg. 8 of the Immatics N.V. financial statements referred to above, which can be found here: https://www.sec.gov/Archives/edgar/data/1809196/000119312521330701/d221601dex991.htm

In conclusion, the Company acknowledges the Staff’s comment, however the Company has respectfully concluded that the initial accounting conclusions, classification, and presentation remain appropriate. As a result, Amendment No. 2 was not altered with respect to this comment.

Cryptocurrency Trading Services, page 188

11.	Please describe to us the timing of the settlement of trading transactions relative to the acceptance of the customer’s order. For example, are sales settled immediately or at a later point in time after acceptance of the customer order? Clarify whether the timing is included in your terms and conditions.

In response to the Staff’s comment, the Company has revised its disclosure on page 188 of Amendment No. 2 to clarify when a customer order becomes final and is executed and settled on its marketplace and exchange platforms under the relevant terms of service.

Marketplace Platform, page 188

12.	Please disclose whether there are any limits to the transaction fees you can charge and disclose any rules or regulations that cover transaction fees.

In response to the Staff’s comment, the Company has revised its disclosure on page 188 of Amendment No. 2 to disclose the regulations relating to disclosure of its transaction fees.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Information About Coincheck

Our Services

Cryptocurrency Trading Services, page 189

13.	We note your response to comment 36. Please expand your discussion to explain the steps Coincheck takes internally to approve a new crypto asset, from initial research to the crypto asset being made available for trading on the platform. In addition, please revise to clarify, if accurate, that such processes are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court.

In response to the Staff’s comment, the Company has revised the disclosure on page 190 of Amendment No. 2.

Information About Coincheck

Account Management and Custody of Customer Crypto Assets, page 190

14.	We note your response to comment 2 and reissue our comment in part. Please identify the person(s) that have access to the crypto assets and the person(s) that have the authority to release proceeds from your wallets.

In response to the Staff’s comment, the Company has revised its disclosure on page 191 of Amendment No. 2 to add additional detail regarding its practices for the custody of crypto assets.

15.	We note your disclosure on page 190 that your “policy is to hold 100% of customer cryptocurrencies in secure cold wallets.” Please reconcile this with your disclosure on page 56 that “in January 2018, [your] NEM hot wallet was hacked and [you] lost 526.3 million NEM, or ¥46.6 billion, of customer funds,” including explaining whether the NEM hacking incident or the formation of the JVCEA in October 2018 led to a change in your custody policies.

The Company respectfully submits that the 2018 hacking incident described in the Draft Registration Statement occurred prior to the formation of the JVCEA and the adoption of the rules on custody of customer crypto assets described under the heading “Account Management and Custody of Customer Crypto Assets” that currently apply to the Company’s business. The Company also respectfully submits that the term “JVCEA” as defined in the “Frequently Used Terms” as well as disclosure about the hacking incident in the section “Our History” detail the timing of the formation of the JVCEA in response to the 2018 hacking incident and subsequent standardization of appropriate operational procedures to safeguard customer assets. The Company has also amended the disclosure on page 58 of Amendment No. 2 to further clarify the above accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

16.	We note your added disclosure in response to comment 2 that “[c]ryptocurrencies [you] hold, including those borrowed from customers, are held in cold wallets, hot wallets or deposited with counterparties, depending on market conditions.” Please revise your disclosure to explain how market conditions impact how you hold crypto assets and disclose the portion of crypto assets that you hold, including those borrowed from customers that are currently held in cold wallets or hot wallets or that are deposited with counterparties.

The Company holds a certain amount of crypto assets, primarily crypto assets borrowed from its customers, in order to facilitate the operation of its cryptocurrency exchanges. The Company’s Accounting and Finance Department is responsible for monitoring and determining the appropriate amount in light of expected trading levels. Based on that, the Company’s Market Department is responsible for managing what amount of crypto assets to hold in hot wallets and to deposit with cover counterparties in order to support the operations of its marketplace platform and exchange platform. Crypto assets held included in current assets on the Company’s statement of financial position as of March 31, 2020, 2021 and 2022, totaled 2,932 million yen, 30,910 million yen, and 37,649 million, respectively. Of the total as of March 31, 2022, 37,592 million yen consisted of borrowed customer crypto assets. The Company’s policy from a security point of view is to hold the majority of such crypto assets in cold wallets and to hold in hot wallets the amount of crypto assets it deems necessary in light of expected settlement transactions with covered counterparties and external transfer requests. Under the Company’s operational policies, the Market Department seeks to keep the amount of crypto assets in hot wallets to an amount equivalent to less than 5% of the total amount of crypto assets held in cold wallets (including, for this purpose, both customer crypto assets in custody and crypto assets the Company has borrowed from its customers), as it believes such a level should be sufficient to support its cryptocurrency exchange operations. As of March 31, 2022, the Company held 3.7 billion yen of crypto assets in hot wallets, which was equivalent to approximately 0.8% of total amount of crypto assets held in cold wallets (including, for this purpose, both customer crypto assets in custody and crypto assets the Company has borrowed from its customers) of 457 billion yen. At times of high trading volume, the Company prepares to manually transfer additional crypto assets to hot wallets as necessary to maintain smooth operations while still holding the majority of its crypto assets in cold wallets. The Company also deposits a certain amount of borrowed customer crypto assets with counterparties, including Binance, at any given time. The amounts deposited with counterparties as of March 31, 2022 were:

As of March 31, 2022
Deposited Crypto Assets
Counterparty	(in millions of yen and percentages)
Binance	1,549
Bitcoin	853
IOST	227
Ripple	150
Others	319
Others	822
Bitcoin	666
IOST	5
Ripple	50
Others	101
Total	2,371
Percentage of total amount of crypto assets held in cold wallets (including both customer crypto assets in custody and crypto assets the Company has borrowed from its customers)	0.5%

In response to the Staff’s comment, the Company has revised the disclosure on page 191 of Amendment No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

17.	We note your disclosure under this heading that “[r]egarding NFTs, there are no clear legal regulations in Japan as of March 2022, but according to our voluntary rules, the quantity deposited is managed for each customer.” Please revise to explain what you mean by “managed for each customer.”

In response to the Staff’s comment, the Company has revised the disclosure on page 191 of Amendment No. 2 to clarify that it holds NFTs of customers of its Coincheck NFT Marketplace in hot wallets administered by the Company.

Coincheck IEO, page 191

18.	We note your response to comment 39 that you act as a principal related to your performance obligations to IEO issuers to sell tokens to users and that you act as an agent when you deliver the tokens to the users. Please tell us each specified service provided to the issuers and the users. Also tell us how you determined the transaction price for each specified service. Specifically tell us how you considered whether the transaction price related to selling the issuer’s token should be the fair value of all tokens sold.

The Company has entered into issuer token consignment sales contracts with issuers. Under the contracts, the Company assists issuers in the sale of tokens to customers and assists issuers in the listing of tokens on the Company’s exchange platform. The Company receives fees as consideration in exchange for providing these services in both Japanese yen and tokens. The amount of the fee charged is determined by considering market conditions. The Company is acting as a principal because the Company itself has the primary responsibility under these contracts to fulfill these obligations to the issuer. Tokens received as fees are measured at fair value when received, and additional revenue is recognized if tokens are subsequently sold on the exchange platform at market value that is above the initial fair value. The details of commissions and revenue related to the Company’s IEO business are disclosed under “IEO-related Revenue” on page 209 of Amendment No. 2.

On the other hand, individual customers identify issuer tokens for purchase. The Company arranges delivery of such issuer tokens on behalf of issuers and receives a fee as consideration in Japanese yen calculated based on the fee rate determined by market conditions. In addition, the Company does not control such issuer tokens before they are transferred to the customers and is acting as an agent.

The tokens are sold at a fixed price (1 unit = 4.05 yen), and after the tokens have been delivered to the customer, the sales proceeds are transferred to a bank account designated by the token issuer.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

19.	We note your revisions in response to comment 39. Please revise your disclosure to clarify whether there is a minimum offering size or other metrics required in order to be eligible for conducting an IEO on Coincheck.

In response to the Staff’s comment, the Company has revised its disclosure on page 193 of Amendment No. 2 to clarify that the Company has not set a minimum offering size and to describe the factors it considers with respect to potential IEOs.

Large-lot OTC Trading Service, page 191

20.	Please disclose the five crypto assets available for trading through your large-lot trading service.

In response to the Staff’s comment, the Company has revised the disclosure on page 192 of Amendment No. 2.

NFT Marketplaces - Coincheck NFT and miime, page 192

21.	We note your disclosure under this heading that “sales commissions are paid in a cryptocurrency selected by the customer from 16 different types that are available on the platform.” Please revise to specify which crypto assets you are referring to given your disclosure throughout that you support 17 types of cryptocurrencies across your platforms. In addition, we note your disclosure that on Miime “transactions can only be settled in a cryptocurrency (ETH)” and “the commission fee Coincheck receives is in cryptocurrencies.” Please confirm if transactions on Miime can only be settled in ETH.

In response to the Staff’s comment, the Company has revised the disclosure on page 193 of Amendment No. 2 to clarify that sales commissions on Coincheck NFT Marketplace are paid in any of the 17 types of cryptocurrencies that the Company supports across its marketplace and exchange platforms as of September 1, 2022. With respect to the miime service, please refer to the response to Comment #1.

Data Collection Practices, page 194

22.	We note your revised disclosure in response to comment 3. Please further revise your disclosure to describe the data that you or your third-party services providers collect on users of the Coincheck app or Coincheck trading platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 196 of Amendment No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Our Customers, page 194

23.	Please revise to disclose how you ensure in the crypto asset ecosystem that you are not engaging with, or paying, any sanctioned persons or entities or doing business in sanctioned countries. For example purposes only, we note your disclosure that users of miime connect to the platform through a personal Ethereum wallet such as MetaMask and their personal data, including their location, is not available to you.

As described in its response to the Staff’s Comment #1, the Company confirms that its offering of crypto asset exchange services through its marketplace platform and its exchange platform requires the Company’s registration as a crypto asset exchange services provider (CAESP) with Japan’s FSA as described on page 199 of Amendment No. 2 under the heading “Regulatory Environment—Regulations on Crypto Asset Exchange Service.” The opening of a customer account to utilize such crypto asset exchange services is in all cases subject to the KYC process summarized on page 195 of Amendment No. 2 under the heading “Our Customers—Account Opening Procedures.” Those procedures require prospective customers to demonstrate that they are residing in Japan. Participation in related services, such as the Company’s periodic purchase program, crypto asset borrowing program or IEO offerings, is only available to customers who have established accounts pursuant to such KYC procedures. Use of the Company’s Coincheck NFT Marketplace is also only available to customers which have established crypto asset exchange services accounts subject to the Company’s KYC procedures. Those KYC procedures include screening to confirm that a prospective customer is not a sanctioned person in addition to confirming the prospective customer is residing in Japan. The Company’s KYC team also continues to check existing customers against a database of sanctioned persons on an ongoing basis and would freeze the applicable account and investigate further in the event of a match. The Company also monitors the IP addresses from which its services are accessed and will similarly investigate further if access is made from sanctioned jurisdictions. With respect to requested external transfers of crypto assets, the Company also screens any such request against the Company’s blacklist which includes wallet addresses that are subject to OFAC sanctions as well as others that the Company determines inappropriate based on the information from users, law enforcement and Chainalysis and will not make the requested transfer in the event of a match. For a customer request for the remittal of funds in Japanese yen, such a transfer can only be made to the customer’s bank account in Japan which has been registered by the customer in connection with the establishment of an account with the Company, and transfers of yen will not be made to third parties.

Separate from the Coincheck NFT service, in February 2021 the Company acquired the operator of the miime on-chain NFT exchange platform. Because users of the miime service connect via a personal Ethereum wallet such as MetaMask, they are not subject to the account opening KYC procedures applicable to users of the Company’s other services and their location data is not available to the Company. After considering a variety of factors, including potential global regulatory uncertainties, the Company on October 21, 2022 decided to discontinue operation of the miime service on November 21, 2022 and transfer the shares of the relevant subsidiary to its parent which is expected to be completed in December 2022. Because the Company will no longer operate the miime service, it has deleted the description of the miime service previously included under “Information about Coincheck—Our Services” and related references elsewhere from Amendment No. 2 and added disclosure on page 205 of Amendment No. 2 that describes the acquisition and expected transfer of the related subsidiary and the related financial impact of such transactions, which is not material.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Regulatory Environment

Overview of Regulatory Framework in Japan, page 196

24.	We note your response to comment 45 and your disclosure on page 196. Please elaborate on your disclosure that “should there be any subsequent change to the functions or uses of the relevant digital asset, its legal status may change. If a particular digital asset that had initially qualified as a crypto asset subsequently qualifies as an ERTR due to any change in its characteristics, etc., the [exchange] will not be able to continue to handle that digital asset.”

In particular, please revise your disclosure to explain:

●	what party would have the ability to change the determination regarding a crypto asset’s legal status (particularly in light of the initial self-certification of crypto asset status that takes place between an exchange and the JVCEA);

●	how such a change in status would be determined;

●	how exchanges would either be notified or prevented from transacting in the given asset;

●	whether an exchange or other market participant would have the ability to appeal such change in legal status; and

●	whether there is a history of such a change occurring.

Please also revise your risk factor disclosure as appropriate.

In response to the Staff’s comment, the disclosure on page 198 of Amendment No. 2 has been revised, including to confirm that, to date, there is no published case in which the handling of digital assets by CAESPs was discontinued due to a change in the legal status of such digital assets. With respect to the risk factor disclosure, the Company respectfully notes that the second paragraph of risk factor “A particular crypto asset’s status as a “security” in any relevant jurisdiction…” on page 55 of Amendment No. 2 discusses the possibility of a change of classification in Japan and potential impacts on the Company’s business.

Key Business Metrics and Trends, page 204

25.	Please refer to your response to comment 46. If the amount of safeguard liabilities correspond directly to the amount of crypto assets held in custody by the Company, please provide those figures in the narrative of the Summary section and under this heading and clarify their practical meaning – i.e., that the figures represent crypto assets under custody.

In response to the Staff’s comment, the Company has revised the disclosure in the Summary section on page 10 of Amendment No. 2 and also on pages 41 and 207 of Amendment No. 2 to disclose the amount of safeguard liabilities and to clarify that the amount corresponds to the amount of customer crypto assets held in custody by the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Verified Users, page 204

26.	We note your response to comment 47. Please revise to clarify if a user (or customer) may have multiple funded accounts that are counted in the “verified users” metric. Please also clarify whether inactive or abandoned accounts are included in this metric.

In response to the Staff’s comment, the Company has revised its disclosure on page 205 of Amendment No. 2 to add additional information regarding which accounts are included in the verified users metric.

Trading Volume (by Currency), page 207

27.	Please refer to your response to comment 34. Please further revise your disclosure to quantify the amount of trading for each crypto asset that is traded on your platform for the periods covered by your registration statement.

The Company respectfully notes that the monthly average trading volume on the Coincheck Marketplace, as well as the monthly average trading volume of the four most significant crypto assets and other crypto assets in the aggregate for the periods covered by the Draft Registration Statement are disclosed on page 42 of Amendment No. 2. On page 209 of Amendment No. 2, the Company has also included a bar chart showing trading volume for those four crypto assets and others on a quarterly basis. The Company will supplementally provide the Staff with back data for the trading volume of each crypto asset on the Coincheck Marketplace for the periods covered by the Draft Registration Statement.

Coincheck Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Factors Affecting Our Results of Operations

Offering additional products and services, page 209

28.	We note your response to comment 50 and reissue the comment in part. Please disclose your per customer acquisition costs and your average customer payback period, or confirm that the Company does not use such metrics.

The Company does monitor total marketing cost for customer acquisition, cost per acquisition and customer payback period metrics and, in response to the Staff’s comment, has added disclosure regarding such metrics under the heading “Marketing” on page 211 of Amendment No. 2. The Company notes that these metrics are highly variable and greatly influenced by price trends for crypto assets and the highly variable nature of the Company’s marketing expenditure, which it adjusts depending on market conditions.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Crypto Asset Borrowings, page 219

29.	We note your response to comment 55. Please tell us how you considered if your crypto asset borrowings were in the scope of IFRS 9 related to an embedded derivatives assessment (e.g. a non-financial host that contains an embedded derivative). Also tell us how your crypto asset borrowing accounting policies (e.g. recognition, measurement, etc.) would change and how your disclosure would change if you believed crypto asset borrowings contained an embedded derivative based on the guidance in IFRS 9.

Our crypto asset borrowing is a single contractual agreement whereby the Company is entitled to use the crypto assets for a period of time specified in the contract and is obligated to return the same type and quantity of crypto assets to the customer at the end of the contract period.

Embedded derivatives, however, are a component of a hybrid contract that also includes a non-derivative host, and some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all the cash flows that otherwise would be required by the contract to be modified according to specific variables (IFRS 9.4.3.1). Accordingly, if the borrowing contract were a single contract rather than a hybrid contract, it would not be considered an embedded derivative.

In this regard, there is no cap or floor because the primary obligation of our crypto lending contract is the return of a crypto asset of the same type and quantity and the Company cannot terminate in the middle of the contract regardless of the price of the crypto asset (there is no option element), and the Company returns the same type and quantity of crypto asset at the end of the contract period.

Therefore, the Company has determined that this contract is not an embedded derivative because it is a single contract to use crypto assets during the contract period and return them after the contract expires. Even in the case where the Company assumes that an embedded derivative is included in the contract, the accounting policy of recognition and measurement would not differ as the liability is already recognized at fair value through profit or loss and thus the embedded derivative is not separated (IFRS 9.4.3.3(c)).

(4) Crypto Assets, page F-51

30.	We note your response to comment 59. Please revise to disclose that you use mid-market pricing to measure fair value as applicable.

In response to the Staff’s comment, the disclosure on page F-50 of Amendment No. 2 has been revised.

31.	Please revise to disclose how you determine the cost basis of crypto assets sold (e.g. – First-in, First-out) for crypto assets not measured at fair value.

In response to the Staff’s comment, the disclosure on page F-51 of Amendment No. 2 has been revised.

32.	We note your response to comment 57. Please revise to disclose that you use the cost model to subsequently measure crypto assets held (non-current assets) as applicable.

In response to the Staff’s comment, the disclosure on page F-50 of Amendment No. 2 has been revised.

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

33.	We note your disclosure on page F-68 that, “no impairment losses are recognized for the years ended March 31, 2021 and March 31, 2022 as the recoverable amount of crypto assets held (non-current assets) exceeds the carrying amounts as of March 31, 2021 and March 31, 2022, respectively.” Please tell us in detail about the frequency and timing (e.g. continually, quarter end, etc.) and the unit of account used in your impairment testing. Please tell us how you considered the guidance in IAS 36 and 38 and any other relevant guidance in making your determinations. Please revise to disclose your accounting policies.

In accordance with IAS 36.9, IAS 36.10, and IAS 38.108, the Company performs impairment tests at the end of each reporting period and when there is any indication of impairment.

Cryptocurrencies are tested for impairment by each acquisition price. NFTs are tested for impairment by individual NFT due to lack of substitutability, and as the smallest group of assets that generates cash flows (IAS 36.6).

In response to the Staff’s comment and considering the above description, the disclosure on page F-50 of Amendment No. 2 has been revised.

34.	Please revise to disclose how you determine net realizable value for NFTs held for sale.

In response to the Staff’s comment, the disclosure on page F-50 of Amendment No. 2 has been revised.

(b) Crypto Asset Borrowings, page F-52

35.	We note your response to comment 60. Please revise to clarify in which line item in the Consolidated Statements of Profit or Loss you present usage fees. Also, please revise to clarify where usage fees are presented in the Consolidated Statements of Cash Flows.

In response to the Staff’s comment, the disclosure on page F-74 of Amendment No. 2 has been revised to include notes for interest amounts in Note 20, “Crypto Asset Borrowings.”

Note 17. Intangible Assets, page F-70

36.	Please revise your filing to disclose a roll forward of your crypto assets recognized as intangible assets pursuant to IAS 38.118(e).

In response to the Staff’s comment, the disclosure beginning on page F-66 of Amendment No. 2 has been revised to include a description of the movement of crypto assets held (non-current assets) in Note 12, “Crypto Assets Held.”

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email), or, in his absence, Xochitl Romo at +81-3-5562-6221 (work), +81-70-1512-0982 (mobile) or xochitl.romo@stblaw.com (email).

Sincerely,

/s/ Alan Cannon
Alan Cannon
Partner

Simpson Thacher & Bartlett LLP

Enclosures

cc:	Nelson Mullins Riley & Scarborough LLP
Jon Talcott
Peter Strand